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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number 333-42879

                          GERBER SCIENTIFIC, INC. AND
                      PARTICIPATING SUBSIDIARIES DEFERRED
                               COMPENSATION PLAN
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            (Exact name of registrant as specified in its charter)

                              83 Gerber Road West
                           South Windsor, CT  06074
                                 860-644-1551
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               INTERESTS IN PLAN
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           (Title of each class of securities covered by this Form)

                                      N/A
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  (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)        [ ]      Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(1)(ii)       [ ]
Rule 12g-4(a)(2)(i)        [ ]      Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(ii)       [ ]      Rule 12h-3(b)(2)(ii)        [ ]
Rule 12h-3(b)(1)(i)        [ ]      Rule 15d-6                  [x]

  Approximate number of holders of record as of the certification or notice date:
                                      54*
                                   --------
          Pursuant to the requirements of the Securities Exchange Act of 1934 the Gerber Scientific, Inc. and Participating Subsidiaries Deferred Compensation Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  August 24, 1999          BY: /s/ Gary K. Bennett
                                    -----------------------------
                                    Gary K. Bennett
                                    Member of the Committee duly
                                    authorized to administer the Plan

_______________________
* There were no holders of record of Interests in the Plan (and no assets in the Plan) at any time during the Plan's 1997 fiscal year (the year the Plan's registration statement went effective) and there have been fewer than 300 holders of record of Interests in the Plan since the beginning of the Plan's 1998 fiscal year.